UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62570/July 26, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13946

In the Matter of :	
:	
CHANNEL AMERICA TELEVISION :	
NETWORK, INC., :	ORDER MAKING FINDINGS AND
EQUIMED, INC., :	REVOKING REGISTRATIONS BY
KORE HOLDINGS, INC., :	DEFAULT AS TO FIVE
ROBOTIC VISION SYSTEMS, INC. :	RESPONDENTS
(N/K/A ACUITY CIMATRIX, INC.), :	
SECURITY INVESTMENTS GROUP, INC., :	
SHARED TECHNOLOGIES CELLULAR, INC., :	
SHIMODA RESOURCES HOLDINGS, INC., :	
TRI STAR HOLDINGS, INC. :	
(F/K/A SILVER STAR FOODS, INC.), and :	
V-ONE CORP. :	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 23, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that the named Respondents violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Each Respondent was served with the OIP by June 24, 2010. No Respondent has filed an Answer, due within ten days of service of the OIP. See 17 C.F.R. § 201.220(b); OIP at 5.

On June 23, 2010, the Commission suspended trading in the securities of all Respondents. On July 8 and 16, 2010, the Commission issued Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to EquiMed, Inc., and Robotic Vision Systems, Inc. (n/k/a Acuity Cimatrix, Inc.), in Channel America Television Network, Inc., Exchange Act Release No. 62470 and Exchange Act Release No. 62511, respectively. At a telephonic prehearing conference on July 21, 2010, counsel for Tri Star Holdings, Inc. (f/k/a Silver Star Foods, Inc.) (Tri Star), stated that Tri Star expected the Bankruptcy Court to approve a motion for submission of an Offer of Settlement shortly. The Division of Enforcement stated that it expected Kore Holdings, Inc., to submit a signed Offer of Settlement.

I find the remaining Respondents: Channel America Television Network, Inc. (Channel America), Security Investments Group, Inc. (Security Investments), Shared Technologies Cellular, Inc. (Shared Technologies), Shimoda Resources Holdings, Inc. (Shimoda Resources), and V-ONE Corp. (V-ONE) to be in default because each has not filed an Answer, participated in the telephonic prehearing conference, or otherwise defended the proceeding. See 17 C.F.R §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

Channel America, stock symbol CATN, Central Index Key (CIK) No. 833850, is a void Delaware corporation located in Darien, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Channel America is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994, which reported a net loss of $1,545,213 for the prior year. As of June 17, 2010, the common stock of Channel America was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Security Investments, stock symbol SSLN, CIK No. 88547, is a void Delaware corporation located in Vineland, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Security Investments is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, which reported expenses of $27,000 for the prior nine months. As of June 17, 2010, the common stock of Security Investments was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Shared Technologies, stock symbol STCL, CIK No. 933583, is a void Delaware corporation located in Hartford, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Shared Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $7,820,000 for the prior nine months. On September 28, 2001, Shared Technologies filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Connecticut, which was converted to Chapter 7, and was still pending as of June 17, 2010. As of June 17, 2010, the common stock of Shared Technologies was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Shimoda Resources, stock symbol SHRH, CIK No. 1116196, is a revoked Nevada corporation located in Wilton, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Shimoda Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended August 31, 2003. As of June 17, 2010, the common stock of Shimoda Resources was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

V-ONE, stock symbol VNECQ, CIK No. 1008946, is a forfeited Delaware corporation located in Rockville, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). V-ONE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2004, which reported a net loss of $2,464,042 for the prior nine months. On March 11, 2005, V-ONE filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Maryland, which was terminated on March 24, 2008. As of June 17, 2010, the common stock of V-ONE was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Channel America, Security Investments, Shared Technologies, Shimoda Resources, and V-ONE is both necessary and appropriate for the protection of investors.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Channel America Television Network, Inc., Security Investments Group, Inc., Shared Technologies Cellular, Inc., Shimoda Resources Holdings, Inc., and V-ONE Corp. is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge